April 9, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	MKDWELL Tech Inc.

Registration Statement on Form F-1, as amended (File No. 333-286370)

Request For Acceleration of Effectiveness

Ladies and Gentlemen:

MKDWELL Tech Inc. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. (Eastern Time) on April 11, 2025, or as soon thereafter as practicable.

Please contact David Manno Esq. of Sichenzia Ross Ference Carmel LLP counsel of the Company, at (212) 930-9700 to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing.

Very truly yours,

MKDWELL Tech Inc.

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang
Title:	Chief Executive Officer

cc: David B. Manno, Esq.